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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*
Torch Energy Royalty Trust
(Name of Issuer)
Units of Beneficial Interest
(Title of Class of Securities)
891013104
(CUSIP Number)
Frederick H. Fogel, Esq.
Silver Point Capital, L.P.
Two Greenwich Plaza, First Floor
Greenwich, CT 06830
(203) 542-4000

With a copy to:

  Timothy S. Taylor
Baker Botts L.L.P.
910 Louisiana Street
Houston, Texas 77002-4995
(713) 229-1234
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 28, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	891013104	Page	2	of	10

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Trust Venture Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,029,602

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER:

3,029,602

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,029,602

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

35.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	891013104	Page	3	of	10

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Trust Acquisition Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,029,602

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER:

3,029,602

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,029,602

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

35.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO, HC

CUSIP No.	891013104	Page	4	of	10

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Silver Point Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,029,602

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER:

3,029,602

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,029,602

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

35.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	891013104	Page	5	of	10

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Edward A. Mulé

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,029,602

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER:

3,029,602

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,029,602

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

35.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	891013104	Page	6	of	10

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Robert J. O'Shea

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,029,602

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER:

3,029,602

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,029,602

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

35.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

     This Amendment No. 3 (“Amendment”) amends Amendment No. 2 to the Statement on Schedule 13D (the “Statement”) filed on August 14, 2007 by Trust Venture Company, LLC, a Delaware limited liability company (“Trust Venture”), Trust Acquisition Company, LLC, a Delaware limited liability company (“Trust Acquisition”), Silver Point Capital, L.P., a Delaware limited partnership (“Silver Point”), Edward A. Mulé and Robert J. O’Shea (each, a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to Units of Beneficial Interest (the “Units”) of Torch Energy Royalty Trust, a Delaware statutory trust (the “Trust”).
     All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Statement.
Item 5. Interest in Securities of the Issuer .
The first two paragraphs of subsection (a) of Item 5 are amended and restated in their entirety as follows:
     (a) As of August 29, 2007, the Reporting Persons may be deemed to beneficially own an aggregate of 3,029,602 Units.
     Accordingly, the Reporting Persons may be deemed to beneficially own 35.2% of the outstanding Units of the Trust. The calculation of this percentage is based on 8,600,000 Units outstanding as of July 31, 2007, according to the most recent Quarterly Report on Form 10-Q of the Trust, filed as of August 14, 2007.
Item 7. Material to be Filed as Exhibits.
          Item 7 is hereby amended and supplemented by Exhibit 99.2, as amended, as so amended, is restated as follows:
99.2	List of trading activity by the Reporting Persons with respect to Units in the past 60 days (filed herewith).

99.3	Letter to Trustee from Trust Venture, dated July 18, 2007, requesting meeting of the Unit holders of the Trust for the purpose of voting on the termination of the Trust.*

99.4	Power of Attorney of Edward A. Mulé, dated July 3, 2007.*

99.5	Power of Attorney of Robert J. O’Shea, dated July 3, 2007.*

*	Previously filed

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: August 30, 2007

TRUST VENTURE COMPANY, LLC
By:	Trust Acquisition Company, LLC, sole manager

By:	Silver Point Capital, L.P., its manager

By:	Silver Point Capital Management, LLC,
its General Partner

By:	/s/ Frederick H. Fogel
	Name:	Frederick H. Fogel
	Title:	Authorized Signatory

TRUST ACQUISITION COMPANY, LLC
By:	Silver Point Capital, L.P., its manager

By:	Silver Point Capital Management, LLC,
its General Partner

By:	/s/ Frederick H. Fogel
	Name:	Frederick H. Fogel
	Title:	Authorized Signatory

SILVER POINT CAPITAL, L.P.
By:	Silver Point Capital Management, LLC,
its General Partner

By:	/s/ Frederick H. Fogel
	Name:	Frederick H. Fogel
	Title:	Authorized Signatory

EDWARD A. MULÉ
By:	/s/ Frederick H. Fogel (by power of attorney)
	Name:	Edward A. Mulé, individually

ROBERT J. O’SHEA
By:	/s/ Frederick H. Fogel (by power of attorney)
	Name:	Robert J. O’Shea, individually

Exhibit Index

99.2	List of trading activity by the Reporting Persons with respect to Units in the past 60 day (filed herewith).

99.3	Letter to Trustee from Trust Venture, dated July 18, 2007, requesting meeting of the Unit holders of the Trust for the purpose of voting on the termination of the Trust.*

99.4	Power of Attorney of Edward A. Mulé, dated July 3, 2007.*

99.5	Power of Attorney of Robert J. O’Shea, dated as of July 3, 2007.*

*	Previously filed